Exhibit 99.1

Ctrip Reports Fourth Quarter and Full Year 2011 Financial Results

Shanghai, China, February 20, 2012—Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2011.

Highlights for the Fourth Quarter of 2011

•	Net revenues were RMB926 million (US$147 million) for the fourth quarter of 2011, up 18% year-on-year.

•	Gross margin was 76% for the fourth quarter of 2011, compared to 78% in the same period in 2010.

•

Income from operations was RMB231 million (US$37 million) for the fourth quarter of 2011, down 21% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB325 million (US$52 million), down 8% year-on-year.

•

Operating margin was 25% for the fourth quarter of 2011, compared to 37% in the same period in 2010. Excluding share-based compensation charges (non-GAAP), operating margin was 35%, compared to 45% in the same period in 2010.

•

Net income attributable to Ctrip’s shareholders was RMB253 million (US$40 million) in the fourth quarter of 2011, down 16% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB347 million (US$55 million), down 4% year-on-year.

•

Diluted earnings per ADS were RMB1.67 (US$0.27) for the fourth quarter of 2011. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.30 (US$0.37) for the fourth quarter of 2011.

•	Share-based compensation charges were RMB95 million (US$15 million), accounting for 10% of the net revenues, or RMB0.63 (US$0.10) per ADS for the fourth quarter of 2011.

Highlights for the Full Year 2011

•	Net revenues were RMB3.5 billion (US$556 million) in 2011, up 21% from 2010. In 2011, Wing On Travel and ezTravel contributed 1% for the year-on-year growth for net revenues.

•	Gross margin was 77% in 2011, compared to 78% in 2010.

•

Income from operations was RMB1.1 billion (US$169 million) in 2011, up 1% from 2010. Excluding share-based compensation charges (non-GAAP), income from operations was RMB1.4 billion (US$224 million) in 2011, up 9% from 2010.

•	Operating margin was 30% in 2011, compared to 37% in 2010. Excluding share-based compensation charges (non-GAAP), operating margin was 40%, compared to 45% in 2010.

•

Net income attributable to Ctrip’s shareholders was RMB1.1 billion (US$171 million) in 2011, up 3% from 2010. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB1.4 billion (US$225 million), up 10% from 2010.

•

Diluted earnings per ADS were RMB7.08 (US$1.12) in 2011, compared to RMB6.97 (US$1.06) in 2010. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB9.33 (US$1.48), compared to RMB8.59 (US$1.30) in 2010.

•	Share-based compensation charges were RMB343 million (US$54 million), accounting for 10% of the net revenues, or RMB2.25 (US$0.36) per ADS in 2011.

“Despite a high 2010 comparison base, the Ctrip team delivered solid results in 2011. We increased our sales and marketing investment to further penetrate the leisure market during the fourth quarter,” said Min Fan, President and Chief Executive Officer of Ctrip. “In 2012, Ctrip will invest further to enhance the competitive edge of each business line in order to offer the best product with the best service at the best price. Ctrip will work tirelessly to strengthen our leadership of the travel industry and rise far beyond the competition.”

Recent Development

In September 2011, Ctrip announced a plan to execute up to US$15 million share repurchase program approved by board of directors and shareholders in 2008. In September 2011, Ctrip announced a new share repurchase program up to US$100 million approved by board of directors. In the fourth quarter of 2011, Ctrip purchased approximately 1 million ADSs with a total consideration of US$25 million from open market under these two plans.

To support future business expansion, Ctrip acquired the land use right to a piece of land in Chengdu, Sichuan province in November 2011. Ctrip plans to build its regional head office in Sichuan province, which is enjoying a robust increase in tourism and offers plentiful labor resources. In addition, in December 2011, Ctrip entered into an agreement to acquire an office building in Shanghai to expand headquarter in order to satisfy increasing travel demands from the Shanghai traffic hub. The forecast for the two projects is approximately RMB700 million.

In February 2012, Ctrip entered into an agreement to purchase the remaining 10% of share capital of Wing On Travel, at a consideration of US$9 million. Upon completion of this share purchase, Ctrip will hold 100% of the share capital of Wing On Travel.

Fourth Quarter and Full Year 2011 Financial Results

For the fourth quarter of 2011, Ctrip reported total revenues of RMB987 million (US$157 million), representing an 18% increase from the same period in 2010. Total revenues for the fourth quarter of 2011 decreased by 5% from the previous quarter primarily due to seasonality.

For the full year ended December 31, 2011, total revenues were RMB3.7 billion (US$592 million), representing a 22% increase from 2010.

Hotel reservation revenues amounted to RMB400 million (US$63 million) for the fourth quarter of 2011, representing an 11% increase year-on-year primarily driven by an increase in hotel reservation volume year-on-year. Hotel reservation revenues decreased 3% quarter-on-quarter.

For the full year ended December 31, 2011, hotel reservation revenues were RMB1.5 billion (US$236 million), representing a 16% increase from 2010. The hotel reservation revenues accounted for 40% of the total revenues in 2011, compared to 42% in 2010.

Air ticket booking revenues for the fourth quarter of 2011 were RMB378 million (US$60 million), representing an 18% increase year-on-year, primarily driven by an increase in air ticketing sales volume. Air ticket booking revenues decreased 2% quarter-on-quarter.

For the full year ended December 31, 2011, air ticket booking revenues were RMB1.4 billion (US$228 million), representing a 19% increase from 2010. The air ticket booking revenues accounted for 39% of the total revenues in 2011 and remained consistent with that in 2010.

Packaged-tour revenues for the fourth quarter of 2011 were RMB130 million (US$21 million), representing a 29% increase year-on-year due to the increase of leisure travel volume. Packaged-tour revenues decreased 24% quarter-on-quarter, primarily due to seasonality.

For the full year ended December 31, 2011, packaged tour revenues were RMB535 million (US$85 million), representing a 41% increase from 2010. Wing On Travel and ezTravel contributed 3% for the year-on-year growth for packaged-tour revenues. The packaged tour revenues accounted for 14% of the total revenues in 2011, compared to 12% in 2010.

Corporate travel revenues for the fourth quarter of 2011 were RMB47 million (US$8 million), representing a 32% increase year-on-year and a 9% increase quarter-on-quarter, primarily driven by the increased corporate travel demand from business activities.

For the full year ended December 31, 2011, corporate travel revenues were RMB162 million (US$26 million), representing a 25% increase from 2010. The corporate travel revenues accounted for 4% of the total revenues in 2011, remaining consistent with that in 2010.

For the fourth quarter of 2011, net revenues were RMB926 million (US$147 million), representing an 18% increase from the same period in 2010. Net revenues for the fourth quarter of 2011 decreased by 5% from the previous quarter due to seasonality.

For the full year ended December 31, 2011, net revenues were RMB3.5 billion (US$556 million), representing a 21% increase from 2010. In 2011, Wing On Travel and ezTravel contributed 1% for the year-on-year growth for net revenues.

Gross margin was 76% in the fourth quarter of 2011, compared to 78% in the same period in 2010 and 77% in the previous quarter.

For the full year ended December 31, 2011, gross margin was 77%, compared to 78% in 2010.

Product development expenses for the fourth quarter of 2011 increased by 43% to RMB173 million (US$27 million) from the same period in 2010 and increased by 7% from the previous quarter, primarily due to an increase in product development personnel and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 16% of the net revenues, increased from 13% in the same period in 2010 and increased from 14% in the previous quarter.

For the full year ended December 31, 2011, product development expenses were RMB601 million (US$96 million), representing an increase of 33% from 2010. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, remaining consistent with those in 2010.

Sales and marketing expenses for the fourth quarter of 2011 increased by 45% to RMB185 million (US$29 million) from the same period in 2010, primarily due to an increase in sales and marketing related activities and an increase in sales and marketing personnel. Sales and marketing expenses for the fourth quarter of 2011 increased by 6% from the previous quarter, primarily due to an increase in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 19% of the net revenues, increased from 15% in the same period in 2010 and increased from 17% in the previous quarter.

For the full year ended December 31, 2011, sales and marketing expenses were RMB625 million (US$99 million), representing an increase of 38% from 2010. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 16% of the net revenues, increasing from 15% in 2010.

General and administrative expenses for the fourth quarter of 2011 increased by 46% to RMB113 million (US$18 million) from the same period in 2010, primarily due to an increase in administrative personnel and share-based compensation charges. General and administrative expenses for the fourth quarter of 2011 increased by 4% from the previous quarter, primarily due to the increase in administrative personnel. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, increased from 5% in the same period in 2010 and remained consistent with that in the previous quarter.

For the full year ended December 31, 2011, general and administrative expenses were RMB401 million (US$64 million), representing a 36% increase from 2010. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, increasing from 5% in 2010.

Income from operations for the fourth quarter of 2011 was RMB231 million (US$37 million), representing a decrease of 21% from the same period in 2010 and a decrease of 24% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB325 million (US$52 million), representing a decrease of 8% from the same period in 2010 and a decrease of 18% from the previous quarter.

For the full year ended December 31, 2011, income from operations was RMB1.1 billion (US$169 million), representing an increase of 1% from 2010. Excluding share-based compensation charges (non-GAAP), income from operations was RMB1.4 billion (US$224 million), increasing by 9% from 2010.

Operating margin was 25% in the fourth quarter of 2011, compared to 37% in the same period in 2010, and 31% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 35%, decreased from 45% in the same period in 2010 and 41% in the previous quarter.

For the full year ended December 31, 2011, operating margin was 30%, compared to 37% in 2010. Excluding share-based compensation charges (non-GAAP), operating margin was 40%, compared to 45% in 2010.

The effective tax rate for the fourth quarter of 2011 was 23%, increased from 19% in the same periods of 2010 and increased from 21% in the previous quarter, primarily due to the increase in the amount of non tax-deductible share-based compensation as a percentage to our income as a whole.

The effective tax rate for the full year ended December 31, 2011 was 20%, compared to 17% in 2010, primarily due to the increase in the amount of non tax-deductible share-based compensation as a percentage to our income as a whole.

Net income attributable to Ctrip’s shareholders for the fourth quarter of 2011 was RMB253 million (US$40 million), representing a decrease of 16% from the same period in 2010 and a decrease of 22% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB347 million (US$55 million), representing a decrease of 4% from the same period in 2010 and a decrease of 16% from the previous quarter.

For the full year ended December 31, 2011, net income attributable to Ctrip’s shareholders was RMB1.1 billion (US$171 million), representing an increase of 3% from 2010. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB1.4 billion (US$225 million), representing an increase of 10% from 2010.

Diluted earnings per ADS were RMB1.67 (US$0.27) for the fourth quarter of 2011. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.30 (US$0.37) for the fourth quarter of 2011.

For the full year ended December 31, 2011, diluted earnings per ADS were RMB7.08 (US$1.12), compared to RMB6.97 (US$1.06) in 2010. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB9.33 (US$1.48), compared to RMB8.59 (US$1.30) in 2010.

As of December 31, 2011, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB5 billion (US$795 million).

Business Outlook

For the first quarter of 2012, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 15-20%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on February 20, 2012 (or 9:00AM on February 21, 2012 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.888.679.8034, International dial-in number + 1.617.213.4847, Passcode 35702165. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PU86WQLTK.

A telephone replay of the call will be available after the conclusion of the conference call through February 28, 2012. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 29982010.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Stock Compensation” for 2011 and 2010. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12258

Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheets Information

	September 30,	September 30,	September 30,
	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	2,153,935,111	3,503,428,418	556,638,717
Restricted cash	224,179,126	211,636,294	33,625,621
Short-term investment	1,178,278,063	1,288,471,562	204,717,514
Accounts receivable, net	621,548,849	789,036,329	125,365,247
Prepayments and other current assets	355,831,117	566,187,711	89,958,168
Deferred tax assets, current	37,136,184	39,782,201	6,320,755

Total current assets	4,570,908,450	6,398,542,515	1,016,626,022

Long-term deposits	155,856,622	155,360,492	24,684,296
Land use rights	106,333,805	113,460,899	18,027,121
Property, equipment and software	653,678,980	683,903,870	108,661,382
Investment	1,574,230,623	1,305,145,043	207,366,663
Goodwill	758,231,441	798,601,767	126,885,042
Intangible assets	296,964,092	306,420,192	48,685,265

Total assets	8,116,204,013	9,761,434,778	1,550,935,791

LIABILITIES
Current liabilities:
Accounts payable	595,283,281	763,256,074	121,269,177
Salary and welfare payable	159,258,508	145,524,036	23,121,441
Taxes payable	161,772,241	220,604,123	35,050,465
Advances from customers	595,737,152	1,090,852,066	173,318,938
Accrued liability for customer reward program	121,319,301	161,838,531	25,713,553
Other payables and accruals	247,528,032	185,985,423	29,550,107

Total current liabilities	1,880,898,515	2,568,060,253	408,023,681

Deferred tax liabilities, non-current	45,382,710	48,308,692	7,675,478

Total liabilities	1,926,281,225	2,616,368,945	415,699,159

SHAREHOLDERS’ EQUITY
Share capital	2,926,132	2,939,527	467,044
Additional paid-in capital	3,073,551,037	3,465,924,424	550,679,932
Statutory reserves	93,384,908	98,049,668	15,578,523
Accumulated other comprehensive (loss) / income	198,972,084	(172,466,277)	(27,402,132)
Retained Earnings	2,734,858,610	3,806,608,747	604,809,220
Treasury stock *	—	(158,761,225)	(25,224,618)

Total Ctrip’s shareholders’ equity	6,103,692,771	7,042,294,864	1,118,907,969

Noncontrolling interests	86,230,017	102,770,969	16,328,663

Total shareholders’ equity	6,189,922,788	7,145,065,833	1,135,236,632

Total liabilities and shareholders’ equity	8,116,204,013	9,761,434,778	1,550,935,791

*	Treasury stock consists of shares repurchased by Ctrip that are no longer outstanding and are held by Ctrip. Treasury stock is accounted for under the cost method.

Ctrip.com International, Ltd.

Consolidated Statements of Operations Information

	September 30,	September 30,	September 30,	September 30,
	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2011
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	360,325,329	410,428,429	399,622,781	63,493,665
Air-ticketing	319,728,612	385,068,223	378,235,877	60,095,629
Packaged tour	100,625,182	171,367,702	130,155,486	20,679,624
Corporate travel	35,786,154	43,367,133	47,237,358	7,505,260
Others	18,672,214	28,982,115	31,344,006	4,980,061

Total revenues	835,137,491	1,039,213,602	986,595,508	156,754,239

Less: business tax and related surcharges	(48,010,960)	(64,512,791)	(60,762,409)	(9,654,175)

Net revenues	787,126,531	974,700,811	925,833,099	147,100,064

Cost of revenues	(169,529,242)	(226,126,062)	(224,533,043)	(35,674,708)

Gross profit	617,597,289	748,574,749	701,300,056	111,425,356

Operating expenses:
Product development *	(120,637,434)	(161,579,311)	(172,796,077)	(27,454,532)
Sales and marketing *	(126,969,302)	(173,855,350)	(184,658,424)	(29,339,269)
General and administrative *	(77,706,831)	(108,847,827)	(113,264,071)	(17,995,849)

Total operating expenses	(325,313,567)	(444,282,488)	(470,718,572)	(74,789,650)

Income from operations	292,283,722	304,292,261	230,581,484	36,635,706

Interest income	13,526,761	31,233,511	32,710,259	5,197,137
Other income	38,217,360	54,347,195	32,831,890	5,216,462

Income before income tax expense and equity in income	344,027,843	389,872,967	296,123,633	47,049,305

Income tax expense	(66,126,123)	(82,055,004)	(69,327,999)	(11,015,110)
Equity in income of affiliates	24,521,408	20,372,237	27,675,601	4,397,210

Net income	302,423,128	328,190,200	254,471,235	40,431,405

Less: Net income attributable to noncontrolling interests	(149,393)	(2,909,902)	(1,947,341)	(309,401)

Net income attributable to Ctrip’s shareholders	302,273,735	325,280,298	252,523,894	40,122,004

Earnings per ordinary share
- Basic	8.43	9.02	7.01	1.11
- Diluted	7.91	8.54	6.70	1.06

Earnings per ADS
- Basic	2.11	2.26	1.75	0.28
- Diluted	1.98	2.13	1.67	0.27
Weighted average ordinary shares outstanding
- Basic	35,874,508	36,049,244	36,003,255	36,003,255
- Diluted	38,222,581	38,102,980	37,713,249	37,713,249

* Share-based compensation charges included are as follows:
Product development	16,695,524	26,713,733	28,161,520	4,474,415
Sales and marketing	8,158,262	12,693,885	13,336,213	2,118,911
General and administrative	35,015,075	51,099,151	53,218,496	8,455,567

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	September 30,	September 30,	September 30,
	Year Ended	Year Ended	Year Ended
	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	1,278,043,673	1,486,898,858	236,244,436
Air-ticketing	1,206,921,479	1,437,118,164	228,335,081
Packaged tour	380,307,487	534,640,183	84,945,770
Corporate travel	129,658,427	161,610,123	25,677,263
Others	71,781,955	106,036,864	16,847,561

Total revenues	3,066,713,021	3,726,304,192	592,050,111

Less: business tax and related surcharges	(185,479,524)	(228,219,564)	(36,260,437)

Net revenues	2,881,233,497	3,498,084,628	555,789,674

Cost of revenues	(625,261,342)	(805,129,784)	(127,922,240)

Gross profit	2,255,972,155	2,692,954,844	427,867,434

Operating expenses:
Product development *	(453,853,000)	(601,485,367)	(95,566,400)
Sales and marketing *	(453,292,701)	(624,599,686)	(99,238,896)
General and administrative *	(294,701,167)	(400,875,621)	(63,692,722)

Total operating expenses	(1,201,846,868)	(1,626,960,674)	(258,498,018)

Income from operations	1,054,125,287	1,065,994,170	169,369,416

Interest income	37,585,865	106,002,655	16,842,126
Other income	99,125,516	117,623,725	18,688,528

Income before income tax expense and equity in income	1,190,836,668	1,289,620,550	204,900,070

Income tax expense	(205,016,961)	(262,186,225)	(41,657,196)
Equity in income of affiliates	66,171,992	57,525,830	9,139,934

Net income	1,051,991,699	1,084,960,155	172,382,808

Less: Net income attributable to noncontrolling interests	(3,921,959)	(8,545,258)	(1,357,705)

Net income attributable to Ctrip’s shareholders	1,048,069,740	1,076,414,897	171,025,103

Earnings per ordinary share
- Basic	29.62	29.92	4.75
- Diluted	27.89	28.30	4.50

Earnings per ADS
- Basic	7.40	7.48	1.19
- Diluted	6.97	7.08	1.12

Weighted average ordinary shares outstanding
- Basic	35,385,451	35,977,063	35,977,063
- Diluted	37,577,056	38,030,974	38,030,974
* Share-based compensation charges included are as follows:
Product development	64,254,080	98,955,335	15,722,419
Sales and marketing	33,202,984	48,191,019	7,656,782
General and administrative	145,104,394	195,645,003	31,084,860

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Quarter Ended December 31, 2011
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(172,796,077)	19%	28,161,520	3%	(144,634,557)	16%
Sales and marketing	(184,658,424)	20%	13,336,213	1%	(171,322,211)	19%
General and administrative	(113,264,071)	12%	53,218,496	6%	(60,045,575)	6%

Total operating expenses	(470,718,572)	51%	94,716,229	10%	(376,002,343)	41%
Income from operations	230,581,484	25%	94,716,229	10%	325,297,713	35%
Net income attributable to Ctrip’s shareholders	252,523,894	27%	94,716,229	10%	347,240,123	38%
Diluted earnings per ordinary share (RMB)	6.70		2.51		9.21
Diluted earnings per ADS (RMB)	1.67		0.63		2.30
Diluted earnings per ADS (USD)	0.27		0.10		0.37

	Quarter Ended September 30, 2011
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(161,579,311)	17%	26,713,733	3%	(134,865,578)	14%
Sales and marketing	(173,855,350)	18%	12,693,885	1%	(161,161,465)	17%
General and administrative	(108,847,827)	11%	51,099,151	5%	(57,748,676)	6%

Total operating expenses	(444,282,488)	46%	90,506,769	9%	(353,775,719)	36%
Income from operations	304,292,261	31%	90,506,769	9%	394,799,030	41%
Net income attributable to Ctrip’s shareholders	325,280,298	33%	90,506,769	9%	415,787,067	43%
Diluted earnings per ordinary share (RMB)	8.54		2.38		10.91
Diluted earnings per ADS (RMB)	2.13		0.59		2.73
Diluted earnings per ADS (USD)	0.33		0.09		0.43

	Quarter Ended December 31, 2010
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(120,637,434)	15%	16,695,524	2%	(103,941,910)	13%
Sales and marketing	(126,969,302)	16%	8,158,262	1%	(118,811,040)	15%
General and administrative	(77,706,831)	10%	35,015,075	4%	(42,691,756)	5%

Total operating expenses	(325,313,567)	41%	59,868,861	8%	(265,444,706)	34%
Income from operations	292,283,722	37%	59,868,861	8%	352,152,583	45%
Net income attributable to Ctrip’s shareholders	302,273,735	38%	59,868,861	8%	362,142,596	46%
Diluted earnings per ordinary share (RMB)	7.91		1.57		9.47
Diluted earnings per ADS (RMB)	1.98		0.39		2.37
Diluted earnings per ADS (USD)	0.30		0.06		0.36

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Year Ended December 31, 2011
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(601,485,367)	17%	98,955,335	3%	(502,530,032)	14%
Sales and marketing	(624,599,686)	18%	48,191,019	1%	(576,408,667)	16%
General and administrative	(400,875,621)	11%	195,645,003	6%	(205,230,618)	6%

Total operating expenses	(1,626,960,674)	47%	342,791,357	10%	(1,284,169,317)	37%
Income from operations	1,065,994,170	30%	342,791,357	10%	1,408,785,527	40%
Net income attributable to Ctrip’s shareholders	1,076,414,897	31%	342,791,357	10%	1,419,206,254	41%
Diluted earnings per ordinary share (RMB)	28.30		9.01		37.32
Diluted earnings per ADS (RMB)	7.08		2.25		9.33
Diluted earnings per ADS (USD)	1.12		0.36		1.48

	Year Ended December 31, 2010
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(453,853,000)	16%	64,254,080	2%	(389,598,920)	14%
Sales and marketing	(453,292,701)	16%	33,202,984	1%	(420,089,717)	15%
General and administrative	(294,701,167)	10%	145,104,394	5%	(149,596,773)	5%

Total operating expenses	(1,201,846,868)	42%	242,561,458	8%	(959,285,410)	33%
Income from operations	1,054,125,287	37%	242,561,458	8%	1,296,686,745	45%
Net income attributable to Ctrip’s shareholders	1,048,069,740	36%	242,561,458	8%	1,290,631,198	45%
Diluted earnings per ordinary share (RMB)	27.89		6.46		34.35
Diluted earnings per ADS (RMB)	6.97		1.61		8.59
Diluted earnings per ADS (USD)	1.06		0.24		1.30

Notes for all the financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.2939 on December 30, 2011 published by the Federal Reserve Board.

Note 2: Effective on January 21, 2010, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from two (2) ADSs representing one (1) ordinary share to four (4) ADSs representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.